Mail Stop 4561

August 18, 2005

David H. Fleischman
Chief Financial Officer
TradeStation Group, Inc.
8050 S.W. 10th Street, Suite 4000
Plantation, Florida 33324

RE:	TradeStation Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 8, 2005
File No. 000-31049

Dear Mr. Fleischman,

	We have reviewed the above referenced filing, limiting our review to the issue addressed in our comment. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please provide disclosures in your future filings that clarify the issue addressed in our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A - Controls and Procedures, page 47

1. Please tell us and revise in future filings, if your disclosure controls and procedures are effective at the "reasonable assurance" level. Refer to the conclusions regarding effectiveness of disclosure controls and procedures in Release No. 33-8238:
Management`s Reports on Internal Control over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports effective August 14, 2003.

	Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comment.

Sincerely,



Paul Cline
Senior Accountant

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David H. Fleischman
TradeStation Group, Inc.
August 18, 2005
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